Exhibit 99.2

Consolidated Financial Statements of Helix BioPharma Corp.

Years ended July 31, 2010, 2009 and 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements of Helix BioPharma Corp. and other financial information contained in this annual report are the responsibility of management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using management’s best estimates and judgments, where appropriate. In the opinion of management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

To assist management in discharging these responsibilities, the Company maintains an effective system of procedures and internal controls which is designed to provide reasonable assurance that its assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and reliable financial information.

The Board of Directors ensures that management fulfils its responsibilities for the financial reporting and internal control. The Board of Directors exercises this responsibility through its independent Audit Committee comprising a majority of unrelated and outside directors. The Audit Committee meets periodically with management and annually with the external auditors to review audit recommendations and any matters that the auditors believe should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, which has full and unrestricted access to the Audit Committee. KPMG’s report on the consolidated financial statements is presented herein.

/s/ Donald H. Segal	/s/ Photios (Frank) Michalargias
Donald H. Segal	Photios (Frank) Michalargias
Chief Executive Officer	Chief Financial Officer

October 8, 2010

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street, Suite 4600
Toronto, Ontario, M5H 2S5

AUDITORS' REPORT

To the Shareholders of Helix BioPharma Corp.

We have audited the consolidated balance sheets of Helix BioPharma Corp. (the “Company”) as at July 31, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, deficit, shareholders’ equity and cash flows for each of the years in the three-year period ended July 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2010 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 8, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

HELIX BIOPHARMA CORP.
Consolidated Balance Sheets
As at July 31, 2010 and 2009 (In thousands of Canadian dollars)

	2010	2009
Assets

Current assets:
Cash and cash equivalents	$13,125	$14,494
Accounts receivable	1,365	1,053
Inventory	780	858
Prepaid and other assets	398	1,049
	15,668	17,454

Other receivables (note 4)	459	–

Investment (note 5)	–	56

Capital assets (note 6)	1,987	1,809
	$18,114	$19,319

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$1,435	$1,299
Accrued liabilities	821	834
Deferred lease credit	25	25
	2,281	2,158

Deferred lease credit – non current:	72	98

Shareholders’ equity (note 7)	15,761	17,063

Commitments and contingencies (note 8)
Subsequent events (note 16)
	$18,114	$19,319

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:

/s/ Donald H. Segal	/s/ W. Thomas Hodgson
Donald H. Segal,	W. Thomas Hodgson,
Chairman, Board of Directors	Chairman, Audit Committee

HELIX BIOPHARMA CORP.
Consolidated Statements of Operations and Comprehensive Loss
Years ended July 31, 2010, 2009 and 2008 (In thousands of Canadian dollars, except per share amounts)

	2010	2009	2008

Revenue:
Product revenue	$3,925	$3,244	$2,952
Royalties and license fees	509	597	639
	4,434	3,841	3,591
Expenses:
Cost of sales	1,669	1,516	1,239
Research and development	10,715	10,322	5,064
Operating, general and administration	3,176	3,917	3,948
Sales and marketing	1,125	969	809
Amortization of intangible assets	–	12	16
Amortization of capital assets	429	274	254
Stock-based compensation	1,275	1,023	44
Interest income	(49)	(339)	(645)
Foreign exchange loss (gain)	564	133	(327)
Realized gain on sale of investment	(47)	–	–
Impairment of intangible assets	–	98	–
	18,857	17,925	10,402

Loss before income taxes	(14,423)	(14,084)	(6,811)

Income taxes (note 11)	46	18	153

Net loss for the year	(14,469)	(14,102)	(6,964)

Other comprehensive loss, net of tax:

Decrease in fair value of available-for-sale investments (net of tax of $nil)	(8)	(39)	(54)
Total comprehensive loss	$(14,477)	$(14,141)	$(7,018)

Loss per common share:
Basic	$(0.24)	$(0.27)	$(0.16)
Diluted	$(0.24)	$(0.27)	$(0.16)

Weighted average number of common shares used in the calculation of basic and diluted loss per share	59,123,321	52,001,636	42,469,362

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit
Years ended July 31, 2010, 2009 and 2008 (In thousands of Canadian dollars)
	2010	2009	2008
Net loss for the year	$(14,469)	$(14,102)	$(6,964)
Deficit, beginning of year	(72,794)	(58,692)	(51,728)
Deficit, end of year	$(87,263)	$(72,794)	$(58,692)

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Changes in Shareholders’ Equity
Years ended July 31, 2010, 2009 and 2008 (In thousands of Canadian dollars, except common share and warrant numbers)

			Share purchase				Accumulated
	Common shares		warrants					other
							comprehensive		Total
						Contributed		income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2007:
As previously reported	$57,350	36,335,335	$1,517	9,145,609	$ 3,635	$ 1,960	$(51,728)	$ 148	$ 12,882
Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued (note 7)	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised (note 7)	–	–	(1,517)	(9,145,609)		1,517	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$71,964	46,375,335	$–	–	$ 3,231	$ 3,925	$(58,692)	$ 94	$ 20,522

Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued (note 7)	9,612	6,800,000	–	–	–	–	–	–	9,612
Warrants, issued (note 7)	–	–	47	3,400,000	–	–	–	–	47
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(867)	867	–	–	–
Balances, July 31, 2009	$81,576	53,175,335	$47	3,400,000	$ 3,387	$ 4,792	$(72,794)	$ 55	$ 17,063
Net loss for the year	–	–	–	–	–	–	(14,469)	–	(14,469)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(8)	(8)
Realized gain on sale of investment	–	–	–	–	–	–	–	(47)	(47)
Common stock, issued (note 7)	8,542	6,625,000	–	–	–	–	–	–	8,542
Warrants, issued (note 7)	–	–	3,055	6,625,000	–	–	–	–	3,055
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,275	–	–	–	1,275
Options, exercised	600	175,000	–	–	(250)	–	–	–	350
Options expired, unexercised	–	–	–	–	(936)	936	–	–	–
Balances, July 31, 2010	$90,718	59,975,335	$3,102	10,025,000	$ 3,476	$ 5,728	$(87,263)	$ –	$ 15,761

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Consolidated Statements of Cash Flows
Years ended July 31, 2010, 2009 and 2008 (In thousands of Canadian dollars)

	2010	2009	2008

Cash provided by (used in):

Operating activities:
Loss for the year	$(14,469)	$(14,102)	$(6,964)
Items not involving cash:
Amortization of capital assets	429	274	254
Amortization of intangible assets	–	12	16
Other receivables	(459)	–	–
Deferred lease credit	(26)	123	–
Stock-based compensation	1,275	1,023	44
Realized gain on sale of investment	(47)	–	–
Impairment of intangible assets	–	98	–
Foreign exchange loss (gain)	564	133	(327)
Change in non-cash working capital:
Accounts receivable	(312)	(704)	553
Inventory	78	(400)	81
Prepaid and other expenses	651	(603)	(259)
Accounts payable and accrued liabilities	123	989	(395)
	(12,193)	(13,157)	(6,997)

Financing activities:
Proceeds from the exercise of stock options	350	–	–
Proceeds from the issue of warrants
and common shares, net of issue costs	11,597	9,659	14,614
	11,947	9,659	14,614

Investing activities:
Proceeds from the sale of investment	48	–	–
Purchase of capital assets	(607)	(932)	(266)
	(559)	(932)	(266)

Effect of exchange rate changes on cash and cash equivalents	(564)	(133)	327
Increase (decrease) in cash and cash equivalents	(1,369)	(4,563)	7,678

Cash and cash equivalents, beginning of year	14,494	19,057	11,379

Cash and cash equivalents, end of year	$13,125	$14,494	$19,057

Supplemental cash flow information:

Interest received	$49	$349	$652
Interest paid	-	1	1
Income taxes paid	11	82	4

The accompanying notes are an integral part of these consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Helix BioPharma Corp (the “Company”), incorporated under the Canada Business Corporations Act, is a biopharmaceutical company primarily focused in the areas of cancer prevention and treatment. In addition, the Company earns revenues from its drug distribution business in Canada and international licensing activities. The Company has funded its research and development activities through the issuance of common shares and warrants and through limited commercial activities. As the Company has two major projects in the research and development stage, it expects to incur additional losses and therefore will require additional financial resources, on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof.

1. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated financial statements differ in certain respects from those prepared in accordance with United States generally accepted principles (“US GAAP”). The recognition, measurement and disclosure differences as they relate to the Company are described in note 17, “Differences between Canadian and US GAAP”.

The consolidated financial statements presented have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption. While the Company estimates it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs. Subsequent to the Company’s 2010 fiscal year, on August 6, 2010 the Company announced the completion of a private placement for gross proceeds of $11.0 million, as disclosed in note 16.

2. Significant accounting policies

Basis of consolidation
The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary, after elimination of intercompany transactions and balances. VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties. The Company does not have any investments in VIEs.

Use of estimates and assumptions
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of estimates include research and development tax credits associated with research and development expenditures, the determination of fair value of stock options granted for estimating stock-based compensation, the allocation of proceeds to share purchase warrants, as well as in determining the allowance for doubtful accounts, provisions for obsolete inventory, estimates related to the determination of useful lives and assessment of impairment of long-lived assets such as capital assets, the determination of valuation allowance of future tax assets and certain accrued liabilities. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. Actual results could differ from these estimates.

Cash and cash equivalents
The Company considers cash on hand, deposits in banks and bank term deposits with maturities of 90 days or less as cash and cash equivalents.

Inventory
Inventory consisting of finished goods is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. In determining the net realizable value, the Company considers factors such as yield, turnover, expected future demand and past experience. Cost includes the cost to purchase the products. The total amount of inventories recognized as an expense (cost of sales) during the year was $1,450,000, (2009 – $1,332,000; 2008 – $1,080,000). There were no write-downs or reversal of write-downs of inventory recognized as an expense (cost of sales) during the year.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Capital assets Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the following methods and annual rates:
Asset	Basis	Rate
Research, manufacturing and computer equipment	Declining balance	20% - 50%
Furniture and fixtures	Declining balance	20% - 30%
Leasehold improvements	Straight line over lease term	Lease term

Revenue recognition
Product revenue from pharmaceutical sales is recognized when title has transferred to the customer and the customer has assumed the risk and rewards of ownership. Revenue from product sales is recorded net of estimated discounts, product returns and other charge-backs, if any.

Royalty revenue is recognized when the pharmaceutical product sales are shipped by a licensee to third parties and the royalty revenue can be determined and collection is reasonably assured.

Certain license fees are comprised of initial fees and milestone payments pursuant to collaborative agreements and other licensing arrangements. Initial fees are recognized over the estimated collaboration term on a straight-line basis. Milestone payments are recognized as revenue when the milestone (such as issuance of patents by regulatory authorities or achievement of commercial sales by the customer) is achieved and the customer is obligated to make the performance payment. Certain license arrangements require no continuing involvement by the Company. Non-refundable license fees are recognized as revenue, when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed or determinable and collection of the amount is reasonably assured.

Research and development costs
Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet the criteria for deferral, in which case, the costs are capitalized and amortized to operations over the estimated period of benefit. No costs have been deferred to date.

Investment tax credits
The Company is entitled to Canadian federal and provincial investment tax credits, which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a capital nature, provided that the Company has reasonable assurance that the tax credits will be realized. Investment tax credit receivable at July 31, 2010 totals $838,000 (2009 - $nil), of which $379,000 (2009 – nil) is included in current accounts receivable and $459,000 is classified as other receivables (2009 – nil). The Company received $229,000 in investment tax credits in fiscal 2010 (2009 - $nil; 2008 - $nil).

Stock-based compensation
The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instruments. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur.

Foreign currency translation
Foreign operations and foreign currency-denominated items are translated into Canadian dollars. Monetary assets and liabilities of the Company’s integrated foreign subsidiary are translated into Canadian dollars at the rates of exchange in effect at the balance sheet dates.
Non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at the exchange rates prevailing at their respective transaction dates. Exchange gains and losses arising on translation are included in operating results.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Impairment of long-lived assets
The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company uses the two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines whether there is an impairment while the second measures the amount of the impairment. An impairment loss is identified when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company recorded an impairment charge during the year ended July 31, 2010 of $nil (2009 – $98,000; 2008 – $nil). The impairment charge in fiscal 2009 relates to intellectual property.

Basic and diluted loss per common share
Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as options and warrants. This method requires that diluted loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

Financial instruments
Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics. Cash and cash equivalents are classified as held-for-trading assets and are accounted for at fair value. Investment is classified as available-for-sale and is accounted for at fair value. All changes in fair value are included in loss for the year in which they arise.

3. New accounting standards and pronouncements

Recently adopted
Goodwill and other intangible assets
In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062, Goodwill and Other Intangible Assets, and Handbook Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and was adopted effective August 1, 2009 for the Company. The adoption of this change did not have an impact on the Company's consolidated financial statements.

Financial instruments - disclosures
In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments and was adopted effective August 1, 2009 for the Company. The adoption of this change did not have a significant impact on the Company's consolidated financial statements.

Financial instruments – recognition and measurement (amendment to Section 3855)
In August 2009, Section 3855, Financial instruments – Recognition and measurement was amended following changes made to Section 3855 in December 2008 which allow the reclassification of certain held-for-trading financial assets in certain circumstances. The amendments add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. The amendment applies to reclassification made on or after July 1, 2009. The application of this amendment did not have any impact on the Company’s consolidated financial statements. In an effort to converge with IFRS, Section 3855 was also amended to change the categories into which a debt instrument is required or permitted to be classified; to change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Section 3025, Impaired loans; and to require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances. The adoption of this change did not have a material impact on the Company’s consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Not yet adopted

International financial reporting standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. IFRS uses a conceptual framework similar to Canadian GAAP, though certain differences could have a significant impact on recognition, measurement and disclosures on the Company’s consolidated financial statements.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. At this date, publicly accountable entities will be required to prepare financial statements in accordance with IFRS on a retrospective basis. The Company's first annual IFRS financial statements will be for the fiscal year ending July 31, 2012 and will include the comparative period of fiscal 2011. The Company’s first interim quarterly filing under IFRS will be for the quarter ending October 31, 2011 and will include IFRS comparative figures for the quarter ending October 31, 2010 along with the opening balance sheet.

The Company prepared a transition plan from the current Canadian GAAP to IFRS which focused on three stages: a scoping and diagnostic assessment stage to identify key areas that may be impacted by the transition; an impact analysis, evaluation and design phase followed by an implementation/review phase.

In fiscal 2010, the Company performed an impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards” and analyzed other currently known Canadian GAAP to IFRS differences. Eight draft component evaluations have been prepared for those areas most expected to impact the Company during its conversion to IFRS, which include: IFRS – First Time Adoptions of IFRS; revenue recognition; share-based payments; functional currency; income taxes, property and equipment (including research and development costs); impairment of assets and leases.

In fiscal 2011, the Company expects to finalize the elections under IFRS 1, disclose new policy choices, conclude on financial statement presentations and disclosures, quantify the impact of any changes to the consolidated financial statements and assess internal controls over financial reporting, disclosure controls and procedures in preparation for the 2012 conversion.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

The Company plans to have the conversion to IFRS completed as per the required timeline.

Business combinations, non-controlling interests and consolidated statements:
In January 2009, the CICA issued Handbook Section 1582, Business Combinations ("Section 1582"), to replace Handbook Section 1581, Business Combinations ("Section 1581"), which aligns this section with International Financial Reporting Standard 3, Business Combinations; Handbook Section 1602, Non-controlling Interests ("Section 1602"), which is equivalent to the corresponding provisions of International Financial Reporting Standard 27, Consolidated and Separate Financial Statements; and Handbook Section 1601, Consolidated Financial Statements, which together with Section 1602 establishes standards for the preparation of consolidated financial statements, replacing Handbook Section 1600, Consolidated Financial Statements. These sections are effective for fiscal years beginning on or after January 1, 2011; however, earlier adoption is permitted if all sections are adopted together.

Multiple deliverable revenue arrangements
In December 2009, the Emerging Issues Committee (“EIC”) issued a new abstract “Multiple Deliverable Revenue Arrangements” (“EIC 175”), which amended EIC-142 “Revenue Arrangements with Multiple Deliverables” (“EIC-142”). This abstract was amended to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) require, in situations where a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence of selling price, that the entity allocate revenue in an arrangement using estimated selling prices of deliverables; (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded qualitative and quantitative disclosures regarding significant judgments made in applying this guidance. The accounting changes summarized in EIC 175 are effective for fiscal years beginning on or after January 1, 2011, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. If the Abstract is adopted early, in a reporting period that is not the first reporting period in the entity’s fiscal year, it must be applied retroactively from the beginning of the Company’s fiscal period of adoption. The Company is currently assessing the future impact of these amendments on its consolidated financial statements and has not yet determined the timing and method of its adoption.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

4. Other receivables

Other receivables represent research and development investments tax credits which are not classified as current accounts receivables. At July 31, 2010, cash refundable investment tax credits total $838,000 (2009 – nil) of which $379,000 (2009 – nil) is included in current accounts receivable and $459,000 is classified as other receivables (2009 – nil).

5. Investment

On July 14, 2010, the Company disposed of its entire investment in Orchid Cellmark Inc. for gross proceeds of $48,000. The fair value of the Company’s investment in Orchid Cellmark Inc. at July 31, 2009 was $56,000.

6. Capital Assets

		2010			2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Research equipment	$ 2,981	$ 2,246	$ 735	$ 2,908	$ 2,088	$ 820
Manufacturing equipment	894	153	741	438	21	417
Leasehold improvements	364	78	286	359	6	353
Computer equipment	795	622	173	737	567	170
Furniture and fixtures	168	116	52	153	104	49

	$ 5,202	$ 3,215	$ 1,987	$ 4,595	$ 2,786	$ 1,809

7. Shareholders equity

Preferred shares
Authorized 10,000,000 preferred shares.
As at July 31, 2010 the Company had nil preferred shares issued and outstanding.

Common shares and share purchase warrants
Authorized unlimited common shares without par value
As at July 31, 2010 the Company had 59,975,335 (2009 – 53,175,335) common shares issued and outstanding.

On December 19, 2007 the Company announced the completion of a private placement, issuing 10,040,000 common shares at $1.68 per common share, for gross proceeds of $16,867,200. The costs of issuance amounted to $2,253,200 and has been reduced from the gross proceeds and recorded in share capital.

On March 31, 2008, 9,145,609 share purchase warrants expired unexercised.

On October 2, 2008, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $2.36 until 5pm (Toronto time) on October 1, 2011. Of the gross proceeds amount, $68,000 was allocated to the share purchase warrants based on fair value and the residual amount of $11,356,000 was allocated to common stock. Share issue costs totalling $1,765,000 were proportionately allocated to the share purchase warrants ($21,000) and common stock ($1,744,000), respectively.

On September 8, 2009, the Company announced the completion of a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012. Of the gross proceeds amount, $3,577,500 was allocated to the share purchase warrants based on fair value and the residual amount of $10,003,750 was allocated to common stock. Share issue costs totalling $1,984,000 were proportionately allocated to the share purchase warrants ($523,000) and common stock ($1,461,000), respectively.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table provides information on share purchase warrants outstanding as at July 31:

	2010		2009
	Weighted average	Number of share	Weighted average	Number of share
	remaining contractual	purchase warrants	remaining contractual	purchase warrants
Exercise Price	life (in years)	outstanding	life (in years)	outstanding
$2.36	1.17	3,400,000	2.17	3,400,000
$2.87	2.11	6,625,000	–	–
Outstanding, end of year		10,025,000		3,400,000

Stock options
The Company’s stock option plan reserves up to 10% of the Company’s outstanding common stock for granting to directors, officers and employees of the Company or any person or company engaged to provide ongoing management or consulting services. Based on the Company’s current issued and outstanding common shares as at July 31, 2010, options to purchase up to 5,997,533 common shares may be granted under the plan. As at July 31, 2010, options to purchase a total of 3,691,500 shares have been issued and are outstanding under the plan. Options are granted at the fair market value of the Company’s stock at the grant date, vest at the discretion of the Board, and may have terms of up to 10 years.

The following table provides information on options outstanding and exercisable as at July 31:

		2010			2009
			Number of			Number of
	Weighted average	Number of	vested and	Weighted average	Number of	vested and
Exercise	remaining contractual	options	exercisable	remaining contractual	options	exercisable
Price	life (in years)	outstanding	options	life (in years)	outstanding	options
$1.68	6.38	2,065,000	1,032,500	7.38	2,065,000	516,250
$2.74	4.37	968,000	251,375	0.91	840,000	841,500
$3.00	1.00	658,500	658,500	2.00	658,500	658,500
Outstanding, end of year		3,691,500	1,942,375		3,564,000	2,015,250

The following table summarized activity under the Company’s stock option plan for the fiscal year ended July 31, 2010:

		Weighted	Weighted	Weighted
		average	average	average remaining
		exercise	fair	contractual
	Number	price	value	life
Outstanding, beginning of year	3,564,000	$2.00	$1.37
Granted	968,000	2.74	1.60
Exercised	(175,000)	2.00	1.43
Forfeited/expired	(665,500)	2.00	1.43
Outstanding, end of year	3,691,500	$2.19	$1.42	4.90
Vested and exercisable, end of year	1,942,375	$2.26	$1.46	4.30

The following table summarized activity under the Company’s stock option plan for the fiscal year ended July 31, 2009:

		Weighted	Weighted	Weighted
		average	average	average remaining
		exercise	fair	contractual
	Number	price	value	life
Outstanding, beginning of year	2,030,500	$2.45	$1.59
Granted	2,070,000	1.68	1.22
Exercised	–	–	–
Forfeited/expired	(536,500)	2.46	1.60
Outstanding, end of year	3,564,000	$2.00	$1.37	4.86
Vested and exercisable, end of year	2,015,250	$2.24	$1.49	2.93

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Number		Risk free				Fair value
Year	of options	Volatility	interest	Dividend	Expected	Vesting	of options
Issued	issued	factor	rate	rate	life	period	granted
2010	968,000	70.26%	2.56%	0.00%	5 years	3 years	$1,548
2009	2,070,000	64.30%	2.44%	0.00%	8 years	3 years	$2,525
2008	–	–%	–%	–%	–	–	$–

For the year ended July 31, 2010, 767,625 stock options vested (2009 – 517,500; 2008 – 30,556) with a fair value of $1,029,000 (2009 –$631,500; 2008 – $44,000).

8. Commitments and contingencies

The Company’s commitments are summarized as follows:
						2016 and
	2011	2012	2013	2014	2015	beyond	Total
Royalty and in-licensing	$10	$10	$10	$10	$10	$100	$150
Clinical research organizations	754	–	–	–	–	–	754
Contract manufacturing organizations	241	–	–	–	–	–	241
Collaborative research organizations	609	104	–	–	–	–	713
Purchases of inventory	726	–	–	–	–	–	726
Operating leases	274	132	102	94	–	–	602
Consulting	246	2	1	–	–	–	249
	$2,860	$248	$113	$104	$10	$100	$3,435

Royalty and in-licensing commitments
Pursuant to a Royalty Agreement dated March 27, 1997 with University of Saskatchewan Technologies Inc. (“UST”), the Company is required to pay UST a royalty of 2% of the net sales revenue generated from certain products containing prostaglandin E1, and in the case of sub-licenses of such products, 15% of the non-royalty considerations (up-front payments) received from the sub-licensee.

Pursuant to an Amended Royalty Agreement, effective November 1, 1999, the Company is required to pay royalties of 2% of the Company’s net sales revenue received from the marketing, manufacture, distribution or sale of certain products, or in the case of sub-license revenue, 2% of license fees or other revenue received by the Company related to the marketing, manufacture, distribution or sale of certain products, which revenue is not allocated by the Company to the further development of the product. Any future revenue generated through the commercialization of Topical Interferon Alpha-2b is subject to this royalty agreement, which expires on March 27, 2017.

Pursuant to an agreement dated July 10, 2000, the Company pays a sliding scale percentage based fee to RFB Associates (“RFB”) in the event a healthcare acquisition or product license is consummated between the Company and a company introduced by RFB. As a result of introducing the Company to Anika Therapuetics which resulted in the finalizing of an in-license arrangement for the rights to distribute Anika Therapeutic’s product in Canada, the company pays RFB a percentage based fee. The fee is 5% of the consideration paid to Anika by the Company, up to and including $1,000,000; plus 4% in excess of $1,000,000 and up to $2,000,000; plus 3% in excess of $2,000,000 and up to $3,000,000; plus 2% in excess of $3,000,000 and up to $4,000,000; plus 1% in excess of $4,000,000. The agreement is subject to a minimum royalty of $25,000 and can be terminated by either party on thirty days prior notice except for any fees associated to an arrangement which was previously consummated.

Pursuant to an agreement dated April 28, 2005 with the National Research Council of Canada (“NRC”), the Company is required to pay a royalty of 3% of net sales, with a minimum royalty of $10,000 per annum generated from the use of a certain antibody to target cancerous tissues of the lung. In addition to the royalty payments, the Company is also required to make certain milestone payments: $25,000 upon successful completion of phase I clinical trials; $50,000 upon successful completion of phase IIb clinical trials; $125,000 upon successful completion of phase III clinical trials; and $200,000 upon receipt of market approval by regulatory authority. L-DOS47 is subject to this agreement.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

A Royalty Sharing Agreement dated September 24, 1998 with the Vaccine and Infectious Disease Organization (“VIDO”) applies to those patents and other intellectual properties, which the parties agree, may be made subject to the agreement from time to time. VIDO will have the right to exploit such property in the animal health care industry, and the Company will have the right to exploit such property in the human health care industry, with each party having the right to receive one-third of the license fees, royalties or other revenue generated from the area exploited by the other. In the case of direct product sales made by the Company or VIDO, the other party will be entitled to a royalty on the net sales revenue received by the selling party, at a royalty rate to be negotiated. As no intellectual property has been made subject to the agreement, the Company is currently in the process of terminating this agreement.

Pursuant to a 20-year license agreement, expiring in 2017 (subject to earlier termination or extension in certain circumstances), to commercialize its proprietary Molecular Sensing Technology, the Company is committed to make a 5% royalty payment upon the commercial launch of the first product or on the net sales revenue of the products that employ or utilize the technology under the terms of the agreement and is subject to minimum royalties of $50,000 in the first and second year; $100,000 in the third and fourth year and $200,000 in the fifth and subsequent years. In a sub-license royalty arrangement, the Company is committed to make a payment of 35% on the total value of all consideration received and any non-cash components. This agreement was terminated October 7, 2009.

Pursuant to a 20-year license agreement, expiring in 2021 (subject to earlier termination or extension in certain circumstances), to commercialize its proprietary Heterodimer Protein Technology, the Company is committed to make a 5% royalty payment upon the commercial launch of the first product or on the net sales revenue of the products that employ or utilize the technology under the terms of the agreement. This agreement was terminated on October 5, 2010.

Pursuant to the Company’s research agreement with the National NRC for research and development pertaining to the Company’s Heterodimer technologies, the Company is committed to a 1% royalty on sales revenue from all licensed products and services to the NRC. This agreement was terminated on October 5, 2010.

As at July 31, 2010, the Company has $150,000 (2009 – $160,000) in financial obligations outstanding related to royalty and in-licensing commitments.

Clinical Research Organization (“CRO”) Commitments
The Company has five separate CRO supplier agreements, whereby the five CRO’s provide clinical research services related to the management of clinical trials/studies which are at various stages of development.

As at July 31, 2010, the Company accrued $396,000 (2009 – $102,000) for CRO services it had received and is committed to pay $754,000 for additional CRO services.

Contract Manufacturing Organization (“CMO”) commitments
The Company has two separate CMO supplier agreements related to the Company’s Topical Interferon Alpha-2b program. The one CMO agreement relates to the manufacturing of clinical trial kits while the second CMO agreement relates to the GMP scale-up manufacturing program.

The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are inter-related in the scale-up of L-DOS47 in preparation for human clinical trials.

As at July 31, 2010, the Company accrued $158,000 (2009 – $90,000) for CMO services it had received and is committed to pay $241,000 in additional services not yet received.

Collaborative Research Organization Service Commitments
The Company has three collaborative research agreements relating to the Company’s L-DOS47 program. The nature of the services includes assay development, animal studies and imaging and ongoing future clinical sample analysis.

As at July 31, 2010, the Company accrued $30,000 (2009 – $36,000) for Collaborative Research Organizations services it had received and is committed to pay $713,000 for additional collaborative research services.

Purchase commitments
The Company has inventory purchase commitments of $726,000 with one supplier through to March 2011.

Operating lease commitments
The Company owes $602,000 under three facility lease agreements with lease terms up to June 2014 for office and research premises.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Consulting commitments
The Company has entered into various consulting service arrangements with commitments of $249,000 through to fiscal 2013.

Contingencies
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Given the nature of this indemnification, the Company is unable to reasonably estimate its maximum potential liability as this indemnification provision does not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Consequently, no amounts have been accrued in these consolidated financial statements relating to this indemnification.

9. Capital risk management

The Company’s main objectives when managing capital are to ensure sufficient liquidity to finance research and development activities, clinical trials, ongoing administrative costs, working capital and capital expenditures. The Company includes cash and cash equivalents and components of shareholders’ equity, in the definition of capital. The Company endeavours not to unnecessarily dilute shareholders when managing the liquidity of its capital structure.

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access capital markets, which depends substantially on the success of the Company’s ongoing research and development programs, as well as capital market conditions and availability.
Most recently, however, the Company has raised additional capital via private placements as discussed in notes 7 and 16.

Based on the Company’s currently planned expenditures and assuming no unanticipated expenses, the Company estimates that its cash reserves will be sufficient to meet anticipated cash needs for working capital and capital expenditures through at least the next twelve months.

The Company does not have any credit facilities and is therefore not subject to any externally imposed capital requirements or covenants.

10. Financial instruments and risk management

The Company has classified its financial instruments as follows:
		2010			2009
			Fair value			Fair value
	Fair Value		hierarchy	Fair Value		hierarchy
Financial Assets:
Held for trading:
Cash and cash equivalents	$13,125		Level 1	$14,494		Level 1

Available-for-sale:
Investment	–		Level 1	56		Level 1
	13,125			14,550
Financial Liabilities:	–			–
Net financial assets	$13,125			$14,550

Fair value hierarchy
Financial instruments recorded at fair value on the balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Level 1 reflects valuation based on quoted prices observed in active markets for identical assets or liabilities.

Level 2 reflects valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 reflects valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The financial instruments in the Company’s financial statements, measured at fair value, are the cash and cash equivalents and investment.

Fair value
The fair values, as at July 31, 2010 and 2009, of cash and cash equivalents, accounts receivable, other receivables, investment, accounts payable and accrued liabilites equals their carrying value because of the near-term maturity of these instruments.

Financial risk management
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Market risk
Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company’s income or the value of its financial instruments.

Currency risk
The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd (“Helsinn”), a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company has recently maintained minimal cash balances denominated in both Euro and US dollars due to Canadian dollar stability and strength against foreign currencies.

Balances in foreign currencies at July 31, 2010 and 2009 are as follows:
				2010						2009
				US		Pound				US		Pound
		Euros		Dollars		Sterling		Euros		Dollars		Sterling
Cash and cash equivalents		$352		$281		$–		$1,777		$207		$–
Accounts receivable		303		–		–		331		–		–
Investment		–		–		–		–		52		–
Accounts payable and accruals		(292)		(513)		(16)		(181)		(488)		(40)
Net foreign currencies		363		(232)		(16)		1,927		(229)		(40)
Closing exchange rate		1.3401		1.0283		1.6135		1.5406		1.0775		1.8033
Impact of 1% change in exchange rate	$	+/- 5	$	+/- 2	$	+/- 1	$	+/- 30	$	+/- 3	$	+/- 1

Any fluctuation in the exchange rates of the foreign currencies listed above could have an impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following summary illustrates the fluctuations in the exchange rates during fiscal 2010 and 2009 per $1CDN:
		2010			2009
		US	Pound		US	Pound
	Euros	Dollars	Sterling	Euros	Dollars	Sterling
High	1.5799	1.0889	1.7969	1.6635	1.2633	1.9940
Average	1.4490	1.0494	1.6511	1.5907	1.1754	1.8497
Low	1.2685	1.0051	1.5254	1.5170	1.0547	1.7727

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions. The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The Company does not have any credit facilities and is therefore not subject to any debt related interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. Any investment of excess funds is limited to risk-free financial instruments. Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time and the low global interest rate environment. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company does not have a large customer base, which facilitates the ongoing monitoring of credit risk and credit standing of counterparties on a regular basis based on the Company’s established policies. The company evaluates accounts receivable balances based on the age of the receivable, credit history of the customers and past collection experience.

The table below breaks down the various categories that make up the Company’s accounts receivable balances as at July 31:
	2010	2009
Accounts receivable
Aged trade accounts receivable
0 to 30 days	$269	$216
31 to 60 days	123	70
61 to 90 days	52	4
Over 90 days	–	5
Trade accounts receivable	$444	$295
Royalty	42	63
Government related – HST and VAT	499	702
Research and development investment tax credits	379	–
Other	7	–
	$1,371	$1,060
Allowance for doubtful accounts – trade account	(6)	(7)
	$1,365	$1,053

The top five customers included in trade accounts receivable represent approximately 61% of the Company’s total trade accounts receivable as at July 31, 2010 and 85% at July 31, 2009.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities.

To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, management considers securing additional funds primarily through equity arrangements. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at July 31:

		2010			2009
	Carrying	Less than	Greater than	Carrying	Less than	Greater than
	amount	one year	one year	amount	one year	one year
Accounts payable and accruals	$2,256	$2,256	$–	$2,133	$2,121	$12

This table only covers liabilities and obligations relative to financial instruments and does not anticipate any income associated with assets.

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through at least the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

11. Income taxes

The Company recognizes future tax assets and liabilities for expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. The net future tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these future tax assets.

The tax effects of temporary differences for the Company that gives rise to significant portions of the future tax assets and future tax liabilities are presented in the following table:
	2010	2009
Future tax assets:
Scientific Research & Experimental Development expenditure pool	$7,596	$9,420
Non-capital losses and other credits carried forward	7,351	4,382
Capital losses carried forward	153	21
Excess of tax basis over book basis of Orchid investment	–	153
Excess of tax basis over book basis of capital assets	517	821
Deductible share issue costs	926	909
Other	4	6
	16,547	15,655
Future tax liabilities:	–	–
Valuation allowance	(16,547)	(15,655)
Net future tax asset	$–	$–

Current income tax expense and non-capital tax carry-forwards
The Company’s current income tax expense in fiscal 2010 of $46,000 (2009 – $18,000; 2008 – $153,000) is mainly attributable to the operations in Ireland. The Irish subsidiaries do not have any non-capital loss carry-forwards.

As at July 31, 2010, the Company has Canadian tax losses that can be carried forward of approximately $28,069,000 (2009 – $14,916,000; 2008 – $13,584,000) and are available until 2030 as follows:

2013	$3,272
2014	1,940
2025	862
2026	2,113
2027	2,904
2028	2,138
2029	9,188
2030	5,652
$28,069

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Scientific Research & Experimental Development expenditures (“SR&ED”)
Under the Income Tax Act (Canada), certain expenditures are classified as SR&ED expenditures and are grouped into a pool for tax purposes.. This expenditure pool can be carried forward indefinitely and deducted in full in any subsequent year. The SR&ED expenditure pool at July 31, 2010 is approximately $30,031,000 (2009 – $32,484,000; 2008 – $22,619,000).

Investment tax credits
The Company has also earned investment tax credits in Canada, on eligible SR&ED expenditures at July 31, 2010 of approximately $6,988,000 (2009 – $6,583,000; 2008 – $4,358,000), which can offset Canadian income taxes otherwise payable in future years up to 2030.

The Company accrues and records cash refundable investment tax credit amounts directly as a cost reduction to research and development expenses where there is a reasonable assurance that the cash refund will be realized. During the year, the Company received cash refundable investment tax credits related to prior years in the amount of $229,000. At July 31, 2010, cash refundable investment tax credits total $838,000 (2009 – nil) of which $379,000 (2009 – nil) is included in current accounts receivable and $459,000 is classified as other receivables (2009 – nil). The research and development investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. Federal investment tax credits are non-refundable to the Company. Refundable investment tax credits reflect eligible SR&ED expenditures incurred in various provinces.

12. Segmented information

Management has determined that the Company has one operating segment, which is biopharmaceuticals.

The following table summarizes the various revenues by geographic region for the fiscal years ended July 31:
	2010	2009	2008
Canada:
Product revenue	$3,606	$3,057	$2,780
License fee and royalty revenue	–	–	–
	$3,606	$3,057	$2,780
United States:
Product revenue	319	187	172
License fee and royalty revenue	–	89	101
	$319	$276	$273
Europe:
Product revenue	–	–	–
License fee and royalty revenue	509	508	538
	$509	$508	$538
	$4,434	$3,841	$3,591

The following table summarizes the percentages by the top customers by revenue category for the fiscal years ended July 31:
	2010	2009	2008
Product revenue - top five customers	58%	65%	67%
License fee and royalty - represented by Helsinn	100%	85%	84%

The top five customers included in trade accounts receivable represent approximately 61% of the Company’s total trade accounts receivable as at July 31, 2010 and 85% at July 31, 2009.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table summarizes the Company’s assets by geographic region as at July 31, 2010:

	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets	Investment
Canada	$12,365	$959	$780	$246	$459	$1,246	$–
USA	289	–	–	15	–	741	–
Europe	471	406	–	137	–	–	–
	$13,125	$1,365	$780	$398	$459	$1,987	$–

The following table summarizes the Company’s assets by geographic region as at July 31, 2009:
	Cash and	Accounts		Prepaid and	Other	Capital
	Equivalents	Receivable	Inventory	other assets	Receivables	Assets	Investment
Canada	$11,767	$545	$858	$843	$–	$1,391	$–
USA	–	–	–	18	–	418	56
Europe	2,727	508	–	188	–	–	–
	$14,494	$1,053	$858	$1,049	$–	$1,809	$56

13. Research and development projects

The Company incurs research and development expenditures primarily on two research and development projects: Topical Interferon Alpha-2b and DOS47.

Topical Interferon Alpha-2b
The Company is engaged in the clinical development of Topical Interferon Alpha-2b for the treatment of HPV-induced disease states. Topical Interferon Alpha-2b is currently being developed for the treatment of early-stage cervical dysplasia and ano-genital warts caused by HPV infections.

DOS47
The Company’s DOS47 technology employs a novel approach to the destruction of cancer cells which is based upon the theory that the urea cycle, a natural process in the body, can be modified to fight cancer. The Company intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing the commercialization potential of DOS47. The Company’s first DOS47 product candidate currently under development is L-DOS47.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

The following table outlines research and development costs expensed and investment tax credits for the Company’s significant research and development projects for the fiscal years ended July 31:
	2010	2009	2008
DOS47	$6,049	$4,389	$2,876
Topical Interferon Alpha-2b	5,733	5,933	2,188
Research and development investment tax credits	(1,067)	–	–
	$10,715	$10,322	$5,064

14. Related party transactions

Cawkell Brodie Glaister LLP, is legal counsel to the Company. A director of the Company is a partner of Cawkell Brodie Glaister LLP.

Cangene bioPharma Inc. (“CBI”) is a wholly owned subsidiary of Cangene Corporation and is controlled by the Apotex Group which includes Apotex Inc. A director of the Company is also a director of Cangene Corporation and President and COO of Apotex Inc. In the first quarter of fiscal 2009, the Company signed a manufacturing service agreement, to fill-finish L-DOS47, with Chesapeake Biological Laboratories (“CBL”). Effective December 3, 2009 CBL changed its name to Cangene bioPharma Inc.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The Company had the following related party transactions for the fiscal years ended July 31:
	2010	2009	2008
Legal fees to Cawkell Brodie Glaister LLP	$334	$287	$267
Contracted fill-finish services with Cangene bioPharma Inc.	$167	$156	$–

Related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15. Loss per common share

The share purchase warrants and stock options outstanding for each of the periods reported were not included in the computation of diluted loss per share because the effect would be anti-dilutive.

16. Subsequent events

On August 6, 2010, the Company announced the completion of a private placement, issuing 4,530,000 units at $2.43 per unit, for gross proceeds of $11,007,900. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $3.40 until 5pm (Toronto time) on August 5, 2013. The issuance of common shares and share purchase warrants will be accounted for as a capital transaction in the Company’s first quarter of fiscal 2011.

On August 17, 2010 the board of directors granted 1,043,000 stock options to employees and third party consultants. The stock options have an exercise price of $2.43, expire on August 17, 2015 and vest 25% immediately on the grant date with the remainder vesting at a rate of 25% at each anniversary date.

On September 15, 2010, the Company’s shares began trading on the NYSE Amex, under the symbol “HBP”.

On October 5, 2010 the agreement with NRC was terminated as disclosed in note 8.

17. Differences between Canadian and the US GAAP:

The consolidated financial statements as at July 31, 2010 and 2009 and for each of the years in the three-year period ended July 31, 2010 have been prepared in accordance with Canadian GAAP, which varies in certain respects from US GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements that are discussed below. The principal methods applied in the preparation of the accompanying financial statements which have resulted in the amounts which differ from those that would have otherwise been determined under US GAAP are described below.

Consolidated balance sheets
The following table reconciles the Company’s consolidated balance sheets under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP:
	2010		2009
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Assets:
Current	$15,668	$15,668	$17,454	$17,454
Other receivables	459	459	–	–
Investment	–	–	56	56
Capital assets	1,987	1,987	1,809	1,809
	18,114	18,114	19,319	19,319
Liabilities:
Current	2,281	2,281	2,158	2,158
Non-current	72	72	98	98
	2,353	2,353	2,256	2,256
Shareholders’ Equity	15,761	15,761	17,063	17,063
Liabilities and Shareholders’ Equity	$18,114	$18,114	$19,319	$19,319

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Other than shareholders’ equity there are no reconciling differences in balance sheet components between Canadian GAAP and US GAAP. For reconciling difference to shareholder’s equity between Canadian and US GAAP, see the consolidated statement of shareholders equity section below.

Consolidated statement of operations and comprehensive loss
The following table reconciles the loss for the year as reported in the Company’s consolidated statements of operations and comprehensive loss under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP:
	2010	2009	2008
Net loss for the year per Canadian GAAP	$(14,469)	$(14,102)	$(6,964)
Research and development expense	1,067	–	–
Income tax expense	(1,067)	–	–
Net loss for the year per US GAAP	$(14,469)	$(14,102)	$(6,964)
Other comprehensive income (loss) under Canadian and US GAAP:
Fair value adjustment of available-for-sale investments	(8)	(39)	(54)
Total comprehensive loss per Canadian and US GAAP	$(14,477)	$(14,141)	$(7,018)
Basic and diluted loss per common share under Canadian and US GAAP	$(0.24)	$(0.27)	$(0.16)
Weighted average number of common shares under Canadian and US GAAP	59,123,321	52,001,636	42,469,362

Research and development expense
Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under US GAAP, investment tax credits and other research and development credits would be reclassified as a reduction of income tax expense. In fiscal 2010 the Company received research and development tax credits of $229,000 (2009 – nil; 2008 – nil). In addition, the Company recorded an investment tax credit receivable in fiscal 2010 of $838,000 (2009 – nil; 2008 – nil), which reduced research and development expense under Canadian GAAP. For fiscal 2010 under US GAAP, research and development expense would be higher by $1,067,000 while income tax expense would be reduced by $1,067,000 with no resulting impact to loss for the year and loss per share per common share.

Basic and diluted loss per common share
The number of weighted average common shares outstanding in the calculation of both basic and diluted loss per share was the same under Canadian and US GAAP for each of the fiscal years 2010, 2009 and 2008.

Total comprehensive loss
Total comprehensive loss was the same under Canadian and US GAAP for each of the fiscal years 2010, 2009 and 2008.

Consolidated statement of shareholders’ equity
The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2010:
		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	Compensation	residual value	GAAP
Common shares	$90,718	$(230)	$1,353	$91,841
Share purchase warrants	3,102	–	(919)	2,183
Stock options	3,476	–	–	3,476
Contributed surplus	5,728	(1,240)	(434)	4,054
Deficit, end of period	(87,263)	1,470	–	(85,793)
	$15,761	$–	$–	$15,761

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2009:
		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	compensation	residual value	GAAP
Common shares	$81,576	$(9)	$414	$81,981
Share purchase warrants	47	–	20	67
Stock options	3,387	(1,032)	–	2,355
Contributed surplus	4,792	(429)	(434)	3,929
Deficit, end of period	(72,794)	1,470	–	(71,324)
Accumulated other comprehensive income	55	–	–	55
	$17,063	$–	$–	$17,063

The following table reconciles the Company’s consolidated statement of shareholders’ equity under Canadian GAAP to what would have been reported had the statements been prepared in accordance with US GAAP for the fiscal year ended 2008:
		Reconciling items between
		Canadian and US GAAP
	Canadian	Stock based	Relative versus	US
	GAAP	compensation	residual value	GAAP
Common shares	$71,964	$(9)	$434	$72,389
Share purchase warrants	–	–	–	–
Stock options	3,231	(1,461)	–	1,770
Contributed surplus	3,925	–	(434)	3,491
Deficit, end of period	(58,692)	1,470	–	(57,222)
Accumulated other comprehensive income	94	–	–	94
	$20,522	$–	$–	$20,522

Stock-based compensation to employees
Under Canadian GAAP, the Company accounts for stock-based compensation granted to employees, officers and directors on or after August 1, 2003 at fair value which is measured using the Black-Scholes option pricing model. Compensation cost is recognized over the service period. Prior to August 1, 2003, the Company accounted for stock-based awards to employees, officers and directors using the settlement method.

Under US GAAP, the Company accounted for stock-based compensation, including options and warrants granted to employees prior to August 1, 2005, using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). Effective August 1, 2005, the Company adopted SFAS No. 123R using the modified prospective transition approach whereby the fair value of awards granted or modified on or after August 1, 2005 are measured at fair value. There exists a difference between Canadian and US GAAP for the intrinsic and variable plan measurement for employee based options granted to employees prior to August 1, 2005 under US GAAP and for the fair value measurement of such awards under Canadian GAAP. The Company’s estimate of forfeitures at the time of granting was nil under US GAAP.

Stock-based compensation to non-employees
Under Canadian GAAP, the Company accounts for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value. The fair value of any awards to non-employees granted prior to August 1, 2003 did not require recording or presentation under Canadian GAAP.

Under US GAAP, the Company accounted for stock-based compensation granted to non-employees on or after August 1, 2003 at fair value in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation. Effective August 1, 2005, the Company adopted FASB Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-based Payments ("SFAS No. 123R"). The Company had not issued any options to non-employees as at August 1, 2003 and as a result, the adoption of this standard did not have any impact on the Company’s consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

The following table represents the allocation of stock-based compensation expense.
	2010	2009	2008
Research and Development	$515	$402	$–
Operating, general and administration	664	497	44
Sales and marketing	96	124	–
	$1,275	$1,023	$44

Relative fair value versus residual value in allocation of valuation between common shares and warrants
Under Canadian GAAP the gross proceeds on the issuance of common shares and warrants is allocated based on the residual method. Under US GAAP the allocation is based on relative fair value.

The following table depicts the consolidated statement of changes in shareholders’ equity in accordance with US GAAP:
			Share purchase				Accumulated
	Common shares		warrants					other
							comprehensive		Total
						Contributed		income	shareholders
	Amount	Number	Amount	Number	Options	surplus	Deficit	(loss)	equity
Balances, July 31, 2007:	$57,775	36,335,335	$1,083	9,145,609	$2,174	$1,960	$(50,258)	$ 148	$ 12,882
Net loss for the year	–	–	–	–	–	–	(6,964)	–	(6,964)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(54)	(54)
Common stock, issued	14,614	10,040,000	–	–	–	–	–	–	14,614
Warrants, issued	–	–	–	–	–	–	–	–	–
Warrants expired, unexercised	–	–	(1,083)	(9,145,609)		1,083	–	–	–
Stock-based compensation	–	–	–	–	44	–	–	–	44
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(448)	448	–	–	–
Balances, July 31, 2008	$72,389	46,375,335	$–	–	$1,770	$3,491	$(57,222)	$ 94	$ 20,522
Net loss for the year	–	–	–	–	–	–	(14,102)	–	(14,102)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(39)	(39)
Common stock, issued	9,592	6,800,000	–	–	–	–	–	–	9,592
Warrants, issued	–	–	67	3,400,000	–	–	–	–	67
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,023	–	–	–	1,023
Options, exercised	–	–	–	–	–	–	–	–	–
Options expired, unexercised	–	–	–	–	(438)	438	–	–	–
Balances, July 31, 2009	$81,981	53,175,335	$67	3,400,000	$2,355	$3,929	$(71,324)	$ 55	$ 17,063
Net loss for the year	–	–	–	–	–	–	(14,469)	–	(14,469)
Other comprehensive income (loss)	–	–	–	–	–	–	–	(8)	(8)
Realized gain on sale of investment	–	–	–	–	–	–	–	(47)	(47)
Common stock, issued	9,481	6,625,000	–	–	–	–	–	–	9,481
Warrants, issued	–	–	2,116	6,625,000	–	–	–	–	2,116
Warrants expired, unexercised	–	–	–	–	–		–	–	–
Stock-based compensation	–	–	–	–	1,275	–	–	–	1,275
Options, exercised	379	175,000	–	–	(29)	–	–	–	350
Options expired, unexercised	–	–	–	–	(125)	125	–	–	–
Balances, July 31, 2010	$91,841	59,975,335	$2,183	10,025,000	$3,476	$4,054	$(85,793)	$ –	$ 15,761

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Consolidated statements of cash flows The following table presents the Company’s consolidated statement of cash flows under both Canadian and US GAAP:
	2010		2009		2008
	Canadian	US	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Operating activities	$(12,193)	$(12,193)	$(13,157)	$(13,157)	$(6,997)	$(6,997)
Financing activities	11,947	11,947	9,659	9,659	14,614	14,614
Investing activities	(559)	(559)	(932)	(932)	(266)	(266)
Impact of foreign exchange on cash balances	(564)	(564)	(133)	(133)	327	327
Net increase (decrease) in cash and cash equivalents	(1,369)	(1,369)	(4,563)	(4,563)	7,678	7,678
Cash and cash equivalents, beginning of year	14,494	14,494	19,057	19,057	11,379	11,379
Cash and cash equivalents, end of year	$13,125	$13,125	$14,494	$14,494	$19,057	$19,057

There are no differences between Canadian and US GAAP as it relates to the Company’s consolidated statement of cash flows for the fiscal years 2010, 2009 and 2008.

Income taxes
In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB

Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for the first interim or annual reporting period beginning after December 15, 2006, specifically August 1, 2007 for the Company. The adoption of FIN 48 did not result in a change to the Company's opening deficit as at August 1, 2007.

The Company estimated approximately $1,280,000 (2009 - $600,000) of total gross unrecognized benefits as of July 31, 2010, which if recognized would favourably affect the income tax rate. The Company recognizes accrued interest and penalties related to unrecognized tax benefit in tax expense. The Company does not have any interest and penalties accrued as of July 31, 2010 as the tax benefit relates entirely to refundable tax credits. Generally, all tax years are open for examination by the major taxing jurisdictions to which the Company is currently subject, which include Canadian federal and provincial jurisdictions as well as foreign (Ireland) jurisdictions.

New accounting standards and pronouncements recently adopted

Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles
On August 1, 2009, the Company adopted the Financial Accounting Standards Board ("FASB") ASC and The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008. ASC is the source of authoritative US GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. On November 13, 2008, ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in ASC will become non-authoritative.

Collaborative Arrangements
On August 1, 2009 the Company adopted ASC Topic 808 which provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Determining Whether an Instrument (or an Embedded Feature) is indexed to an Entity’s Own Stock
On August 1, 2009 the Company adopted ASC Topic 815, which establishes a two step process for evaluating whether equity-linked financial instruments and embedded features are indexed to a company’s own stock for the purposes of determining whether the scope exception in ASC 320 can be applied. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

HELIX BIOPHARMA CORP.
Notes to Consolidated Financial Statements
Years ended July 31, 2010, 2009 and 2008
(Tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Business Combinations and Non-controlling Interests in Consolidated Financial Statements
On August 1, 2009, the Company adopted Accounting Standards Codification ("ASC") 805, Business Combinations ("ASC 805"), and ASC 810, Non-controlling Interests ("ASC 810") in Consolidated Financial Statements. The objective of ASC 805 is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. ASC 810 requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity. This standard applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The adoption of this standard did not have an impact on the Company’s consolidated financial statements.

Subsequent Events
In May 2009, the FASB issued ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements. Management has evaluated subsequent events through the date the financial statements were issued.

Derivative Instruments and Hedging Activities
On August 1, 2009, the Company adopted Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Mainly, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The adoption of this change did not have an impact on the Company's consolidated financial statements.

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which is included in the ASC in Topic 820 (Fair Value Measurements and Disclosures). ASU 2010-06 requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. ASU 2010- 06 also requires disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements and clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of this standard did not have an impact on the Company's consolidated financial statements.

New accounting standards and pronouncements not yet adopted

Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements
In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances that under existing US GAAP. This amendment has eliminated that residual method of allocation. Effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently assessing the impact of adopting this standard.

HELIX BIOPHARMA CORP.

T: (905) 841-2300
F: (905) 841-2244
E: helix@helixbiopharma.com

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